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SEC   06009699   ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34201

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2005** AND ENDING **December 31, 2005**
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Conservative Financial Services, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

225 East Columbia
(No. and Street)

Farmington   **MO**   **63640**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Sharp   **(573) 756-8971**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cummings, Ristau & Associates, P.C.
(Name – if individual, state last, first, middle name)

4339 Butler Hill Road   St. Louis   MO   63128
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

AUG 21 2006

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __William Sharp__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Conservative Financial Services, Inc.__ , as of __December 31__ , 20__05__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__President__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION
WITH INDEPENDENT AUDITORS' REPORT

CONSERVATIVE FINANCIAL SERVICES, INC.

December 31, 2005

CONSERVATIVE FINANCIAL SERVICES, INC.

Table of Contents

December 31, 2005

Cummings, Ristau & Associates, P.C.

Independent Auditors' Report

The Board of Directors
Conservative Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Conservative Financial Services, Inc. (the Company) as of December 31, 2005. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Conservative Financial Services, Inc. at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Cummings, Ristau & Associates, P.C.

St. Louis, Missouri
January 24, 2006

CONSERVATIVE FINANCIAL SERVICES, INC.

Statement of Financial Condition

December 31, 2005

ASSETS

Cash	$	150,553
Money market fund with clearing organization		226,481
Notes receivable – officers (note 4)		136,000
Commissions receivable		90,338
Cash surrender value of life insurance policy		26,150
Premises and equipment, net (note 2)		323,252
Goodwill		1,532,096
Other assets		58,816
Total assets	$	2,543,686

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued expenses	$	71,568
Deferred income taxes payable (note 3)		23,946
Total liabilities		95,514

Commitments and contingencies (note 6)

Stockholder's equity (note 5):
Common stock, $1 par value; 250,000 shares authorized,

100,000 shares issued and outstanding		100,000
Additional paid in capital		315,000
Retained earnings		2,033,172
Total stockholder's equity		2,448,172
	$	2,543,686

See accompanying notes to statement of financial condition.

Cummings, Ristau & Associates, P.C.

CONSERVATIVE FINANCIAL SERVICES, INC.

Notes to Statement of Financial Condition

December 31, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Conservative Financial Services, Inc. (the Company), a wholly-owned subsidiary of First State Bancshares, Inc., is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was incorporated under the laws of Missouri in 1985. The Company operates as a fully-disclosed introducing broker and does not maintain customer accounts or securities.

The accounting and reporting policies of the Company conform to generally accepted accounting principles within the broker-dealer industry. Following is a description of the more significant of the Company's accounting practices:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation. When retired or otherwise disposed of, the original cost and accumulated depreciation are removed from the respective accounts and the net difference, less any amount realized from disposition, is reflected in operations.

Depreciation is computed on the straight-line method for financial reporting purposes as follows: building and improvements – seven to 39 years; furniture and fixtures - five to ten years; computer equipment - three years.

Premises and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In such situations, recoverability of assets to be held and used would be measured by a comparison of the carrying amount of the assets to future net cash flows expected to be generated by the assets. If such assets were considered to be impaired, the impairment to be recognized would be measured by the amount by which the carrying amount of the assets exceeded the fair value of the assets.

Goodwill

The excess of the consideration given in the Company's acquisition by First State Bancshares, Inc. over the fair value of the net assets acquired is recorded as goodwill, which was being amortized into expense through December 31, 2001 on a straight-line basis over 25 years.

Cummings, Ristau & Associates, P.C.

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, *Business Combinations* (FAS 141), and No. 142, *Goodwill and Other Intangible Assets* (FAS 142). FAS 141 requires that the purchase method of accounting be used for all business combinations. FAS 141 also specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. FAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of the Statement.

FAS 141 became effective on July 1, 2001 and FAS 142 became effective January 1, 2002. Goodwill is the Company's only intangible asset with an indefinite useful life, and the Company is required to test the intangible asset for impairment in accordance with the provisions of FAS 142 on an annual basis. Impairment is measured as the excess of carrying value over the fair value of an intangible asset with an indefinite life.

Income Taxes
The Company is included in the consolidated Federal and state income tax returns of First State Bancshares, Inc. Applicable income taxes are computed based on reported income and expenses, adjusted for permanent differences between reported and taxable income. The Company uses the asset and liability method of accounting for income taxes, in which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using expected tax rates in effect for the year in which those temporary differences are expected to be settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period which includes the enactment date.

NOTE 2 - PREMISES AND EQUIPMENT
A summary of premises and equipment at December 31, 2005 is as follows:

Land	$ 30,213
Building and improvements	371,011
Furniture, fixtures, and equipment	203,878
	605,102
Less accumulated depreciation	(281,850)
	$ 323,252

The Company leases office space and certain equipment under noncancelable operating leases with unaffiliated third parties which expire at various dates through March 1, 2007. Minimum rental commitments under these leases for 2006 and 2007 were $5,775 and $700, respectively.

Cummings, Ristau & Associates, P.C.

CONSERVATIVE FINANCIAL SERVICES, INC.

Notes to Statement of Financial Condition

(Continued)

NOTE 3 – INCOME TAXES
The tax effects of temporary differences which give rise to deferred tax liabilities at December 31, 2005 are all the result of premises and equipment, for which depreciation is computed on an accelerated method for tax reporting purposes and on a straight-line method for financial reporting purposes.

NOTE 4 - RELATED PARTY TRANSACTIONS
The Company has advanced William H. Sharp and Susan M. Evans, officers of the Company, insurance premium loans under split dollar life insurance arrangements. These are zero interest loans payable on demand. The officers have executed collateral assignment agreements that provide that the Company will be reimbursed from the policy value an amount equal to the cumulative premium advances upon the occurrence of specific events. Cumulative advances under these agreements to Mr. Sharp and Ms. Evans total $100,000 and $36,000, respectively.

NOTE 5 - NET CAPITAL REQUIREMENTS
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $322,910, which was $272,910 in excess of its required minimum net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 0.30 to 1.

NOTE 6 - COMMITMENTS AND CONTINGENCIES
Company management is unaware of any legal matters that may have arisen in the normal course of business which could result in any material liability to the Company.

Cummings, Ristau & Associates, P.C.